Exhibit 99.1

ReNew raises $400 million by issuing Green Bonds

-	India Clean Energy Holdings, a Mauritian entity, and a wholly owned subsidiary of ReNew Energy Global Plc, has raised US$ 400 million at 4.5% by issuing senior secured dollar notes
-	Amount raised to refinance existing debt and fund capital expenditure, among other uses

Gurugram, India, January 07, 2022: ReNew Energy Global Plc (“ReNew” or “the Company”) (NASDAQ: RNW, RNWWW), India’s leading renewable energy company, today announced that India Clean Energy Holdings, a Mauritian entity, and a wholly owned subsidiary of ReNew Energy Global Plc (the parent company of ReNew Power Private Limited), has raised US$400 million at 4.5% by issuing senior secured dollar notes.

The dollar notes are certified green bonds by Climate Bond Initiative and will be listed on the Singapore Exchange (SGX). These Green Bonds have a tenor of 5.25 years. This is the first High Yield issuance out of the ASEAN and South Asian regions in 2022.

These notes were subscribed to by investors from the US and Asia at about 40% each and the balance by EMEA-based investors. The bulk of notes were subscribed to by long-only fund managers and pension funds. So far the Company, through its subsidiaries, has raised in excess of US$ 3.5 billion across eight such issuances, of which seven are outstanding.

The amount raised would be used by ReNew’s subsidiaries to refinance existing high-cost debt and fund capital expenditure in renewable energy assets or for other purposes as permitted by law

Speaking about the amount raised, President Corporate Finance, Mr. Kailash Vaswani, said: “In line with our rapid expansion plans to accelerate India’s energy transition, this issuance goes a long way in helping us meet our robust growth objectives and reduce our cost of capital. We will continue to seek fundraising opportunities to refinance our existing debt with lower-cost fixed rate green bonds.”

About ReNew: ReNew is one of the largest renewable energy Independent Power Producers (IPPs) in India and globally. ReNew develops, builds, owns, and operates utility-scale wind and solar energy projects, hydro projects and distributed solar energy projects. As of November 30, 2021, ReNew had a total capacity of approximately 10.3 GW of renewable energy projects across India including commissioned and committed projects. For more information, please visit: www.renewpower.in; Follow ReNew Power on Twitter @ReNew_Power

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